Credence Systems Corporation

1421 California Circle

Milpitas, CA 95035

(408) 635 - 4300

March 26, 2008

Kaitlin Tillan

Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549-6010

VIA EDGAR and FACSIMILE: (202) 772 - 9218

Re:           Credence Systems Corporation (the “Company”)

Form 10-K for the fiscal year ended November 3, 2007

File No. 000 – 22366

Dear Ms. Tillan:

Reference is made to the attached comment letter dated February 27, 2008 received from the Staff of the Commission (the “Letter”) in connection with the Staff’s review of the Company’s Form 10-K for the fiscal year ended November 3, 2007 filed January 17, 2008.  For your convenience, each of your questions has been included in italics and precedes each of the Company’s responses.

Form 10-K for the fiscal year ended November 3, 2007

Item 8.  Financial Statements and Supplementary Data, page 55

Note 1. Organization and Summary of Significant Accounting Polices, page 62

Revenue Recognition, page 63

1.                                      Please tell us and disclose in future filings the contract elements permitting separate revenue recognition and describe how they are distinguished.

The Company has identified the following contract elements, or deliverables, permitting separate revenue recognition:  products, extended warranty or service contracts (we use these terms interchangeably), installation and training.

The following describes each deliverable:

Products include systems and upgrades.  The majority of the Company’s systems contracts include systems, installation and training.

The Company offers customers extended warranty services for a fixed fee.  Extended warranty services consist of service contracts which can be purchased at the time of product purchase or at any time but generally the decision to purchase extended warranty contracts occur near the end of the completion of the original warranty period.  The Company’s original warranty period is customarily for a twelve month duration.

Installation is generally included in our non distributor system sales arrangements and involves relatively minor amounts of labor, which can be and frequently is performed by others when not called for in the sales arrangement, including our customers.  Fair value is determined by applying the rate per hour by level of employee when such time is sold separately.  Revenue related to the fair value of installation is recognized upon completion of the installation.  We supplementally advise the Staff the amounts recognized or deferred are not significant.

Training, similar to installation, involves labor and is not significant.  It is sold on  a stand-alone basis and as part of a bundled arrangement   Fair value is determined by reference to the rate per day or hour when sold separately.

Application work or engineering services is customarily sold on a stand-alone basis and the revenue is not recognized until the work is completed in its entirety.  In those cases where there are milestones that can be invoiced for which the customer agrees our respective obligation is complete and there is no right of recourse, the Company will recognize the revenue.  Application work is generally not sold as part of a bundled transaction; however, when it is, the value of the entire transaction is deferred until the work is completed in its entirety.

2.                                      Please tell us how you assess separate units of accounting in accordance with paragraph 9 of EITF 00-21.  Please also discuss how you allocate the arrangement consideration to the individual units of accounting using the residual method.  We note from paragraph 12 of EITF 00-21, that you would use the residual method of allocation when you have objective and reliable evidence of the fair values of undelivered items but no such evidence for delivered items.  We further note that the reverse residual method is not appropriate consistent with paragraph 12 of EITF 00-21.  Discuss the undelivered elements and how you determine the fair value of the undelivered items and also discuss why you cannot determine the fair value of the delivered items.

The Company respectfully advises the staff with respect to arrangements with multiple deliverables, Credence follows the guidance in Emerging Issue Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21), to determine whether there is more than one unit of accounting. To the extent that the deliverables are separable into multiple units of accounting, the Company then allocates the total fee on such arrangements to the individual units of accounting using the residual method. Under the residual method, the amount of consideration allocated to the delivered items equals the total arrangement consideration less the aggregate fair value of the undelivered items.  The Company does not use the reverse residual method.

The Company does not assert fair value on its systems.  The multiple configurations of the systems and variations in system pricing do not support the determination of fair value.

The fair value of the Company’s undelivered elements is determined as follows:

For product upgrades, the Company maintains a fair value upgrade database by reviewing stand-alone sales orders for upgrades and performing an analysis which includes taking into consideration customer classifications.  Based upon this analysis, the Company determines for each upgrade whether or not fair value has been established.  If fair value for the undelivered element(s) has been established, the Company then recognizes the revenue for the delivered element(s).  If fair value has not been established, the Company defers revenue recognition for the delivered elements until we have met our delivery or acceptance criteria.

Fair value for Extended Warranty Service Contracts is determined based on the price paid when sold separately at the time of purchase and renewal.    Fair value for installation and training is discussed above in the response to question 1.

3.                                      You state that deferred revenue includes revenue related to maintenance contracts.  Please tell us and revise your future filings to describe your accounting policy relating to maintenance contracts.

The Company advises the Staff that we included the following in our most recent Form 10-Q filed for the quarterly period ended February 2, 2008.

“Revenue for service contracts is recognized on a straight-line basis over the applicable term of the contract.”

Other Balance Sheet Components, page 72

4.                                      You disclose that product spare parts are depreciated using the straight-line method over five years.  Please tell us the nature of this asset and whether you use these spare parts in your property and equipment or to repair your customers’ inventory.  Please also discuss why you depreciate these assets and how you determined the proper amortization period.

The Company advises the staff that spare part asset pools are maintained at locations world-wide in order to accommodate customers who need to return their products for repair.  These parts are exchanged for the customers’ material as outlined in our warranty or paid service contract agreements.  The objective is to avoid any “down-time” at the customer site due to discrepant material.  Such assets are not used in the Company’s property and equipment.  They are also not used to repair our customer’s inventory.

The Company’s accounting for spare parts long term other asset is guided by ARB 43.  Spare parts constitute long-term other assets rather than inventory.   Spare parts are dedicated to the specific use of providing repaired instruments and parts to our customers to support the warranty and service contracts.  The Company notes ARB 43 provides that:

The term inventory is used to designate the aggregate of those items of tangible personal property that (a) are held for sale in the ordinary course of business (finished goods), (b) are in process of production for such sale (work in process), or (c) are to be currently consumed either directly or indirectly in the production of goods or services to be available for sale (raw materials and supplies).  [ARB43, ch4, ¶3]

This definition of inventories excludes long-term assets subject to depreciation accounting or goods that, when put into use, will be so classified.  In addition, a depreciable asset that is retired from regular use and held for sale shall not be classified as part of the inventory [ARB43, ch4, ¶3]

In regard to the determination of the proper amortization period for spare parts, the Company reviewed the length of time the parts remained in the spares part long term other assets pool before they were scrapped.  The useful economic life was determined to be five years and spare parts are depreciated using the straight-line method over such time.

Item 9A. Controls and Procedures, page 99

5.                                      We note your statement that the chief executive officer and chief financial officer have concluded that the company’s disclosure controls and procedures are effective “subject to the limitations noted in this Part II, Item 9A.” Given that exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective.  Please revise your disclosure in future filings to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.  Otherwise, please tell us why it is appropriate to include this exception.

The Company advises the staff that clear and unqualified language concerning the conclusions by our chief executive officer and chief financial officer on the effectiveness of the Company’s disclosure controls and procedures was included in our most recent Form 10-Q filed for the quarterly period ended February 2, 2008.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.  Staff comments or changes to disclosure in response to staff comets do not foreclose the Commission from taking any action with respect to the filings.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions with respect to the foregoing response, please do not hesitate to contact Sheri L. Brumm, Corporate Controller at (408) 635 – 4824 or me at (408) 635 – 4636 or via facsimile at (408) 635 - 4378.

Very truly yours,

/s/ Kevin C. Eichler
Kevin C. Eichler
Chief Financial Officer

cc:         Mr. Brian Cascio, Securities and Exchange Commission

Mr. Lavi Lev, Credence Systems Corporation

Mr. Byron Milstead, Esq., Credence Systems Corporation

Ms. Sheri Brumm, Credence Systems Corporation

Mr. David Hickox, Ernst &Young LLP

Mr. William D. Sherman, Esq., Morrison & Foerster LLP

Mr. Richard Scudellari, Esq., Morrison & Foerster LLP